 Global Medical REIT Inc.

4800 Montgomery Lane, Suite 450

Bethesda, Maryland 20814

June 24, 2016

VIA EDGAR

Attn: Jennifer Gowetski

Senior Counsel, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Global Medical REIT Inc.
Registration Statement on Form S-11 (File No. 333-210566)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Medical REIT Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern Time, on June 28, 2016, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of securities being registered have joined in this request for acceleration.

The Company acknowledges the following:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company kindly requests notification of effectiveness by a telephone call to Daniel M. LeBey at (804) 237-6310 and that effectiveness also be confirmed in writing.

[Signature on following page.]

Very truly yours,

GLOBAL MEDICAL REIT INC.

By:	/s/ David A. Young
Name:	David A. Young
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]